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RECEIVED
2008 MAR 31 P 4:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

March 31, 2008

[redacted]

08001582

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

PROCESSED
APR 0 3 2008
THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

4/1

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470, or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

5234213_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Notification with respect to Internal Reprimand regarding Frozen Foods Contamination dated March 28, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 03/04/2008 (03/04/2008)	Updates of JT's Actions Regarding Frozen Foods Contamination and Planned Initiatives to Enhance Food Safety Management System

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Notification with respect to Internal Reprimand regarding Frozen Foods Contamination dated March 28, 2008

   With respect to health-related concerns in relation to the Company's frozen food products, the Company decided internal reprimand at a meeting of our board of directors and filed a notification thereof with Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges in Japan.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Updates of JT's Actions Regarding Frozen Foods Contamination and Planned Initiatives to Enhance Food Safety Management Systems

Tokyo, March 4, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today updates on the company's actions for frozen foods contamination, and its planned initiatives for the enhancement of food safety management systems.

JT is doing everything in its power to implement a nationwide product recall, which accounts for a portion of its frozen food products lines, in order to ensure that no further health damages are incurred and to provide the best possible support to customers who may have health-related concerns in relation to its frozen food products, while continuing to cooperate fully with the relevant authorities. While the cause of pesticide contamination to the company's frozen food products has not yet been identified, JT has taken urgent measures to secure food safety and prevent similar incidents from occurring in the future.

1. JT's actions immediately following the product recall announcement

Since JT's frozen food product recall, announced on January 30, 2008, the company has actively continued in its efforts to notify customers of the recall and their options, through newspaper and television ads. In addition, JT has been taking measures to ensure that the proper steps are being made in responding to customers claiming damages to health brought on by the incident, while working closely with public health centers and medical agencies.

JT has been conducting the necessary testing to the recalled product lines in close consultation with the relevant authorities and results from the tests are available on JT's corporate Web site. Furthermore, the company has placed priority on tests requested directly by customers, providing them with a report of the results once the tests have been completed.

In addition, JT conducted an immediate audit of its contract manufacturing factories and suppliers in China, including packaging materials suppliers, to ensure food safety standards were being met.

2. Planned initiatives to enhance food safety management systems

While the cause of the pesticide contamination to the frozen foods products has not yet been identified, JT continues to handle the situation with extreme concern and plans to implement firmer safety measures for its foods business, with the aim to establish the highest level of standards for food safety. These measures consist of three pillars aimed at: "Reduction of risks," "Enhancement to customer response systems" and "Improvement to organization and structure," which are also applied to Katokichi Co., Ltd. (Katokichi).

I. Reduction of risks

1. JT will expand the scope and frequency of its safety inspections conducted at manufacturing facilities, throughout various stages of the manufacturing process, from the procurement of materials through inspection of the final product.
2. JT will incorporate chemicals including various pesticides to the list of items to be inspected, and enhance self-inspection structures both in Japan and overseas.

II. Enhancement to customer response systems

3. JT will improve systems to better respond to customer claims and inquiries, including streamlining investigation procedures and tightening product recall standards in order to achieve shorter response time, in the case of or possibility of damages to public health or safety, while in close communication with the relevant agencies.
4. JT will ensure that information relevant to the safety of its food products, including material information and product information, is disclosed to the public on its product packaging and corporate Web site.

III. Improvement to organization and structure

5. JT will enhance its company structures to better accommodate food safety. Specifically, on March 1, 2008, JT instituted a new position of "Director, Total Quality Management, Food Business," to monitor the company's food safety management systems. JT has also established a new permanent quality control office to oversee operations in China. In the coming months, JT will establish and strengthen operations at the JT Group's inspection center in China and Japan respectively.
6. JT will work in close communication with Katokichi in relation to the development of its food safety management structures in an anticipation of the integration of both companies' frozen foods businesses.
7. JT will invite third-party professionals as advisers to provide insight in their respective fields of expertise, to ensure that all above mentioned measures are reevaluated and updated on a regular basis.

###

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

Attachment 1

JT's Actions Immediately Following the Product Recall Announcement

1. Product Recall Update

Progress of voluntary product recall for 23 product lines as of March 3, 2008

Units: Individual packages

Products	All 23 varieties subject to recall	"Chuka de Gochiso Hitokuchi Gyoza" products
Number of units received from consumers	68,913	29,079
Number of units received from distribution channels	378,460	80,707
Total	447,373	109,786

Timeline of announcements

Press announcement of product recall:	January 30, 2008	Disseminated through a news release and press conference
Notice of product recall published:	January 31, 2008	In 50 major newspapers nationwide
Began television commercials regarding product recall:	February 2, 2008	Through spot and sponsored advertisements
Announcements were published:	February 5, 2008	In 35 major newspapers nationwide
	February 6, 2008	In 50 major newspapers nationwide
	February 9, 2008	45 million leaflets were produced and distributed thorough major newspapers nationwide
	February 10, 2008	In 50 major newspapers nationwide

2. Customer Inquiries

JT has been responding to customer claims responsibly to meet their needs

- ✓ JT Foods' Customer Service Center (CSC) has received a total of 65,742 calls from customers with respect to the product recall (as of March 3, 2008).
- ✓ The CSC received over 5,000 calls per day during the first week following the initial announcement on January 30, 2008; since February 25, 2008, the CSC has been receiving an average of approximately 500-600 calls per day.
- ✓ Initially, inquiries from customers were related mainly to return methods for the recalled products, and later focused on product information, confirmation of returned products, test results and refunds.
- ✓ For inquiries regarding health concerns, JT advised callers to visit their local physicians for further consultation. For inquiries claiming damages to health, representatives of JT made telephone calls and/or personal visits to the individual callers to provide support, and assist in ensuring the proper measures were being taken. At present, no additional pesticide poisoning cases have been reported, with the exception of the 10 initial cases of organophosphorous pesticide contamination announced by the Ministry of Health, Labour and Welfare.

3. Inspection of Pesticides

In addition to specific product testing requested by customers, JT has conducted inspections for organophosphorous pesticides in the 23 recalled varieties.

Inspection results (as of March 3, 2008)

Units: Individual packages

Total number of inspections (completed and planned)	Number of inspections completed	Number of incidents pesticides were found	Number of incidents pesticides were not found	Number of inspections to be completed
1,439	947	12	935	492

Details of pesticides detected

Product name	Chemicals detected and level of detection	Date of manufacture	Number of packages pesticides were found	Date testing results were issued
Chuka de Gochiso Hitokuchi Gyoza	Methamidphos 0.01 ppm	September 21, 2004	1	February 15, 2008
Chuka de Gochiso Hitokuchi Gyoza	Chlorpyrifos 0.02 ppm	July 7, 2007	1	February 22 2008
Chuka de Gochiso Hitokuchi Gyoza	Chlorpyrifos 0.01 ppm	August 5, 2007	1	February 27, 2008
Chuka de Gochiso Hitokuchi Gyoza	Chlorpyrifos 0.01 ppm	July 7, 2007	1	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Pyrimethanil 0.02 ppm	January 12, 2006	1	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Procymidone 0.03 ppm	November 23, 2007	3	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Procymidone 0.02 ppm	November 24, 2007	1	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Pyrimethanil 0.01 ppm	December 3, 2007	1	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Procymidone 0.04 ppm	December 16, 2007	1	February 28, 2008
Chuka de Gochiso Hitokuchi Gyoza	Procymidone 0.04 ppm	unknown	1	March 3, 2008

JT recognizes that the above mentioned chemicals were detected at infinitesimal levels and therefore are not considered harmful to human health.

Food inspection agencies

JT has consigned with 12 external inspection agencies including Japan Food Research Laboratories, Japan Frozen Food Association and QSAI Analysis and Research Center Co., Ltd.

Items tested for

JT requires product testing for levels of residual pesticides, including for methamidphos and dichlorvos. Following February 6, 2008, JT requires product testing for different types of pesticides, including 45 pesticides based on inspection guidelines developed by the Ministry of Health, Labour and Welfare, with the addition of phorate.

4. Inspection of Pesticides in Other Products (outside of the 23 varieties recalled)

JT has been conducting pesticide inspections not only for products manufactured in Tianyang Food Processing, but in other imported products.

- ✓ JT has completed inspections for pesticides in its consumer frozen food products produced in China, and reports that no pesticides were detected.
- ✓ JT has also begun inspections for pesticides in imported products (other than those mentioned above) with plans for completion by the end of March 2008.
- ✓ JT will continue to conduct such inspections for products imported to Japan prior to their shipment to wholesale/retail customers.

5. Inspection of Factories

JT conducted factory inspections of all contracted manufacturing and package material facilities in China, and requested that the factories conduct internal inspections of their plants in various aspects of their manufacturing processes, including security management and systems to prevent contamination by hazardous substances. JT plans to complete inspections of factories outside of China by the end of March 2008.

Number of factories self-inspections were conducted

	JT-owned factories	Contract manufacturing factories	Packaging material factories	Total
In Japan	3	23	18	44[1]
Abroad (including China)	2 (2)	20 (14)	6 (6)	28[2] (22)[3]
Total	5	43	24	72

JT-owned factories have completed self-inspection with checking list

Points of requested self-inspection

- ✓ Security access to factory premises
- ✓ Security access to manufacturing facilities (especially concerning risk of bringing in personal items)
- ✓ Storage and utilization systems for insecticides and chemicals used for pest control
- ✓ Monitoring systems and management of manufacturing processes
- ✓ Warehouse conditions and management of shipping facilities
- ✓ Internal audit systems and in-house training programs for employees
- ✓ Inspection procedures for products (including for residual pesticides in materials)

[1] Inspection started on February 26, 2008 and will be completed by the end of March, 2008

[2] Inspection started on February 18, 2008 and will be completed on March 7, 2008

[3] Inspection started on February 18, 2008 and was completed on February 29, 2008

Following factory inspections in China conducted by JT, the company was unable to identify any infractions that would call for the discontinuance of any current business arrangements, and had asked contract manufacturers to strengthen its food safety management systems in various areas of production, mentioned below.

- ✓ Access to facilities and record management
  - ➢ Strict enforcement of visitor records (including improved filing systems for longer periods of time)
  - ➢ Enhanced management controls over employee clothes and use of factory uniforms, including eliminating pockets from uniforms to deter contamination by the "dragging in" of outside materials.

- ✓ Management of chemical agents
  - ➢ Appropriate record and storage of all chemicals, including the implementation of proper procedures to avoid contamination to products, including the secured storage of chemicals for sample in the standard preparation for chemical analyses.

- ✓ Factory security
  - ➢ Strict implementation of rules and procedures regarding treatment of products and materials during the production process, including management of discarded materials.
  - ➢ Improvement to surveillance systems in the working areas.
  - ➢ Implementing strict controls and records regarding the access to warehouse facilities.
  - ➢ Implementing strict controls regarding the access to packaging warehouse facilities.
  - ➢ Education to employees regarding the relevant rules and regulations related to industry standards for compliance.

Planned Initiatives to Enhance Food Safety Management Systems

Three pillars of food safety enhancement

I. Reduction of risks
   1. Enhancement of food safety management systems at manufacturing facilities
   2. Enhanced inspection systems including the broadening the scope of inspection

II. Enhancement to customer response systems
   3. Improved response to customer claims
   4. Proactive disclosure of information

III. Improvement to organization and structure
   5. Enhanced company structure
   6. Cooperation with Katokichi
   7. Utilization of third-party expertise

I-1 Enhancement of food safety management systems at manufacturing facilities
JT will expand the scope and frequency of its safety inspections conducted at food manufacturing facilities, throughout various stages of the manufacturing process, from the procurement of materials through inspection of the final products.

- ✓ In addition to the existing items being inspected, which place focus primarily on the manufacturing process, new auditing procedures will be added to include the entire process from material processing to warehouse distribution operations. In addition, security controls including the control and storage of chemical agents will be improved.
- ✓ Frequency of safety inspections will be increased, from the previously one to two times per year, to a company-wide standard of a minimum of twice yearly, in addition to inspections conducted without the provision of advance notice.
- ✓ JT will require all of the company's contract manufacturers to hold a certificate of ISO 22000* within the next two years, and will require ISO 22000 certification as a prerequisite to conduct business in the future. JT will apply ISO 22000 quality management system to its factories within a one-year period.
  **International standard for food safety management systems developed by the International Organization for Standardization.*
- ✓ JT will evaluate contract manufacturers based on site inspections, and follow up with them to confirm that the suggested modifications by JT have been implemented. The company will continue to work only with contract manufacturers that meet the JT Group's standards for food safety management. Following subsidization of Katokichi, JT will accelerate the utilization of JT Group factories.

I-2 Enhanced inspection systems including broadening the scope of inspection
JT will include chemicals such as pesticides to the list of items to be inspected and strengthen internal inspection systems both in Japan and overseas.
- ✓ JT has completed inspections for organophosphorous pesticides in its consumer frozen food products produced in China; products manufactured outside of China will be inspected in March 2008.

- ✓ Imported products from China will be inspected on an individual lot unit basis (based on date of manufacture) both in China and Japan. Chemical testing for products imported to Japan from countries other than China will be conducted in Japan before their shipment to wholesale and/or retail customers.
- ✓ In addition to testing for organophosphorous pesticides, JT will expand items tested for to include other commonly used pesticides, in addition to antibiotics and heavy metals.
- ✓ Contract manufacturers have been instructed by JT to inspect vegetables used in their products and their growing fields, including testing for residual pesticides, and the results were checked by JT in its regular audits. Under the new food safety systems, JT will conduct its own inspections of fields including growing conditions, utilization of pesticides, soil conditions, water quality and pesticide testing.

II-3 Improved response to customer claims

JT will improve systems to better respond to customer claims and inquiries in a more efficient and proactive manner, including the implementation of measures to tighten product recall standards in order to achieve a shorter response time, in the case of or possibility of health damages. In the process of dealing with customer claims and inquiries, JT will work more closely with relevant authorities.

- ✓ JT will improve measures in order to collect accurate and detailed information regarding customer claims related to its products, while in close communication with the relevant parties including suppliers, local government and medical bodies, to ensure a prompt and thorough investigation of the issue is made, including the testing of the returned products and/or sample lot for chemical agents.
- ✓ In response to customer claims, JT will improve its capabilities to identify potential problems, taking into account all possibilities, regardless of geographic and organizational boundaries.
- ✓ If the company recognizes at any time that there is the possibility of certain extraordinary incidents, which are not anticipated during the normal production and distribution processes, JT will initiate a prompt response protocol, which may include a product recall, in close consultation with the relevant authorities.
- ✓ JT will regularly revise and update its procedures and guidelines related to food safety, including seeking consultation from experts outside of JT.

II-4 Proactive disclosure of information

JT will disclose relevant information related to the safety of its food products, including material information and product information on its product package and/or the corporate Web site.

- ✓ JT will disclose the information regarding food safety, including the names of specific allergens, materials, and their origin on its product package and/or corporate Web site (disclosure of information related to the origin of primary materials used in JT's consumer frozen food products and names of manufacturing factories will begin to be posted on the corporate Web site in April 2008, with the scope of disclosed information scheduled to be expanded in the future).
- ✓ JT will keep customers informed of its activities regarding the continued enhancement of its food safety management systems.

III-5 Enhanced company structure

JT will enhance its company structure to improve food safety systems within its foods business. Specifically, on March 1, 2008 JT instituted a new position of "Director, Total Quality Management, Food Business" to monitor food safety management systems, and established a new permanent quality control office to oversee operations in China, while establishing and strengthening operations at the JT Group's inspection centers both in Japan and China.

- ✓ The position of "Director, Total Quality Management, Food Business" will report directly to the President of the Food Business Headquarters, and be responsible for overseeing the Quality Management Group and Customer Service Center, to ensure prompt and effective responses are being taken following requests by customers (official establishment of the position was made March 1, 2008).
- ✓ JT will introduce structures to audit food security controls of contract manufacturers, and observe operations by establishing a China resident office as part of the Quality Management Group of the Food Business Headquarters (the office was established on March 1, 2008, with two staff members at the outset).
- ✓ JT will establish inspection centers, capable of testing for chemicals, in both Japan and China. The centers will begin operations upon installation of analytical instruments. Prior to which, the company will utilize resources within Katokichi, which has already established inspection centers. Inspection centers in Japan[4] and China[5] are expected to begin operation in May 2008 and in July 2008, respectively.
- ✓ JT will continue to develop its human resources through in-house training programs on food safety, while recruiting external experts.

III-6 Cooperation with Katokichi

JT will work closely with Katokichi for the development of its food safety management structures in an anticipation of the integration of both companies' frozen foods businesses.

- ✓ JT and Katokichi, as JT Group companies, will work closely to ensure food safety management systems are in place, and together aim to establish the highest level of standards for food safety within the near future.
- ✓ JT and Katokichi have begun strengthening communications to enhance food safety management systems in anticipation of the business integration of both companies.

III-7 Utilization of third-party expertise

JT will consult external experts as advisers in order to ensure that all of the above mentioned measures are achieved, regularly reviewed and updated, taking into various perspectives.

- ✓ JT will request services from third-party professionals for evaluations and advice to improve the effectiveness of the company's food safety measures, from a wide range of perspectives including "food sanitation," "crisis management," "compliance," "factory management," "customer service" and in its "cooperation with local/central authorities."
- ✓ JT will strive to continuously improve upon its food safety measures by regularly consulting with outside sources for their expertise.

END

[4] Inspection center is located in Sashima-gun in Ibaraki, Japan

[5] Inspection center is located in the city of Weihai in Shandong, China